UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2021

BTRS HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38947	83-3780685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1009 Lenox Drive, Suite 101 Lawrenceville, New Jersey	08648
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 235-1010

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class 1 Common Stock, par value $0.0001 per share	BTRS	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of Class 1 Common Stock at an exercise price of $11.50 per share	BTRSW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On December 21, 2021, BTRS Holdings Inc. (the “Company”) issued a press release announcing the closing of (i) the Company’s previously announced offer to each holder of the Company’s outstanding warrants, each whole warrant exercisable for one share of Class 1 Common Stock, par value $0.0001 per share (“Common Stock”), of the Company, at an exercise price of $11.50 per share (the “Warrants”) the opportunity to receive 0.30 shares of Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Exchange Offer”) and (ii) the Company’s solicitation of consents from holders of the Warrants to amend the Warrant Agreement, dated as of June 19, 2019, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Consent Solicitation”). At closing, the Company issued 3,715,441 shares of Common Stock in exchange for the Warrants tendered in the Exchange Offer.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release of BTRS Holdings Inc., dated December 21, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2021	BTRS HOLDINGS INC.

	By:	/s/ Mark Shifke
Name: Mark Shifke Title: Chief Financial Officer